Date: December 20, 2005

Contact: Charles H. Majors, President and Chief Executive Officer
434-773-2219 majorsc@amnb.com

AMERICAN NATIONAL BANK ANNOUNCES MANAGEMENT CHANGES FOR TRUST AND INVESTMENT SERVICES DIVISION

Danville, VA -- American National Bank and Trust Company, subsidiary of American National Bankshares Inc. (NASDAQ: AMNB), announced today that, as part of its management succession plan, Danny K. Wrenn has been named Senior Vice President & Senior Trust Officer. E. Budge Kent, Jr., currently Executive Vice President and Chief Trust & Investment Officer, will assume the new position of Senior Advisor for the Bank. Kent will continue as a member of the Board of Directors of the Bank and American National Bankshares Inc. The changes will be effective January 1, 2006.

Mr. Wrenn will assume direct responsibility for managing the Bank's trust and brokerage activities. He has served as Vice President and Senior Trust Officer since joining the Bank in February 2005. Prior to that, he served as Vice President and Senior Trust Officer for RBC Centura, where he was responsible for managing the Personal Trust area.

"I am pleased to announce this strengthening of our senior management team", said Charles H. Majors, President and Chief Executive Officer. "Both Dan and Budge bring a tremendous amount of experience and expertise to their new roles."

The Trust and Investment Services Division of the Bank manages over $400 million in assets for trusts, estates and retail brokerage customers. Services are provided to businesses, consumers, and nonprofit organizations, and include trust and estate administration, investment management, brokerage and financial planning.

About American National

American National Bankshares Inc. is the holding company of American National Bank and Trust Company, a community bank with fifteen full service offices and one loan production office. Full service offices are located in Danville, Chatham, Collinsville, Gretna, Martinsville, Henry County, South Boston, and Lynchburg, Virginia, and in Yanceyville, North Carolina. The Bank also operates a loan production office in Greensboro, North Carolina. On October 19, 2005, American National entered into a definitive agreement to acquire Community First Financial Corporation (OTCBB: CYFC), the parent company of Community First Bank, which operates four offices serving the City of Lynchburg, Virginia and the counties of Bedford, Campbell and Nelson. Pending required approvals, the transaction is expected to close in the first quarter of 2006.

American National Bank and Trust Company provides a full array of financial products and services, including commercial, mortgage, and consumer banking; trust and investment services; and insurance. Services are also provided through nineteen ATMs, "AmeriLink" Internet banking, and 24-hour "Access American" phone banking. Additional information is available on the Bank's website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ National Market under the symbol "AMNB".

This press release may contain "forward-looking statements," within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Corporation and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario;: significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Corporation's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.